

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Niv Krikov
Chief Financial Officer
Agrify Corporation
101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

   Re: Agrify Corporation
      Form S-1
      Exhibit No. 10.15
      Filed January 13, 2021
      File No. 333-251616

Dear Mr. Krikov:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

        Sincerely,

        Division of Corporation Finance